Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following communication was delivered to Aetna’s Brokers and their National Broker Advisory Committee:

Email to Brokers

July 3, 2015

To Our Valued Brokers,

We recently announced that Aetna has agreed to acquire Humana, one of the country’s leading managed health care companies.

This transaction, which is expected to give Aetna over 14 million new members and create the company serving the most seniors in the Medicare Advantage program and the second largest U.S. managed care company, will provide additional opportunities for our broker community. Together, we will have even more resources to invest in new, competitively priced offerings and services for our customers.

We do not expect this combination to close until the second half of 2016 and will be communicating with you in a timely manner about any developments that may be of interest to you. In the meantime, we will continue to operate and compete as independent companies. Should you have any questions, please do not hesitate to reach out to your Aetna representative. You can also visit AetnaHumana.TransactionAnnouncement.com for more information.

Thank you for being our partner.

Sincerely,

Mark Bertolini, Chairman and CEO

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.